EXHIBIT 99.I

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX") REPORTS THIRD QUARTER 2003 NET INCOME OF $17.8 MILLION

Panama City, Republic of Panama, October 29, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX) reported results for the third quarter ended September 30, 2003.

3Q03 Financial Highlights

o Net income was $17.8 million, compared to $67.1 million for the 2Q03 and $15.8 million for the 3Q02.

o Short-term trade loans of $1.2 bn. up 9% for the quarter and 46% year-to-date. Non-trade loans of $0.8 bn down 16% for the quarter, 23% year-to-date.

o The Bank sold $123 million of Argentine obligations. Net exposure in the country is $272 million, down 41% from a year ago.

Third Quarter 2003 Earnings of $17.8 million

The Bank reported third quarter 2003 net income of $17.8 million, or $0.45 per share, compared with net income of $67.1 million or $3.65 per share in the previous quarter, and with net income of $15.8 million, or $0.90 per share, in the third quarter of 2002.

Earnings per share calculations are based on the average number of shares outstanding during each period. During the third quarter of 2003 the average number of common shares was 39.3 million shares, compared to 18.3 million shares in the second quarter of 2003, and compared to 17.3 million shares during the third quarter of 2002.

Net income for the third quarter reflected the sale, partial payment and fair market value adjustment of Argentine loans and securities, which generated gains on the sale of securities and reversals of the allowance for loan and off-balance sheet losses. The Bank also increased specific reserve coverage of certain borrowers. The net positive impact on earnings of these factors was $57.1 million and $13.8 million in the second and third quarters of 2003, respectively. Net income for the third quarter also reflects a loss of $6.7 million on derivatives and hedging activities related to the Bank's decision to unwind interest rate swaps associated with certain fixed-rate securities.

Net income for 2003 year-to-date amounted to $95.3 million, or $3.78 per share, compared to a $283.8 million loss, or a loss of $16.41 per share, for the same period in 2002. The loss in the first nine-months of 2002 reflected $279.9 million of provisions for credit losses and a $44.3 million charge resulting from impairment losses on securities, both related to the Bank's Argentine portfolio. Commenting on the latest quarterly figures, Jose Castaneda, Chief Executive Officer of BLADEX, said, "The latest quarter was the first in the last year and a half in which the Bank was able to focus on its business, without the significant diversion of management's time to the capitalization project. Our entire organization is now fully engaged in executing our strategy of making BLADEX into the supplier of choice for trade finance services in the Latin American region.


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

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

($ Millions)

Jun. 02  Jul. 02  Ago-02  Sept. 02  Oct. 02  Nov. 02  Dec-02  Jan-03  Feb-03  Mar-03  Apr-03  May-03  Jun-03  Jul-03  Aug-03  Sep-03
-------  -------  ------  --------  -------  -------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  894      826     764      719       754      772      786     782     785     873     937     999    1,058   1,067   1,110   1,151

To this end, we continue working to leverage the balance sheet by adding new trade finance loans, while collecting on our remaining medium-term, non-trade loans. The 9% growth in our short-term trade loan portfolio (excluding Argentina) during the latest quarter is more reflective of the underlying market demand and risk profile of the region than the previous quarter's 21% increase, which resulted from pent-up demand that we were able to satisfy in anticipation of our capitalization. Year-to-date, we have been able to grow this core business component by 46%, in spite of challenging underlying market conditions. We continue to assess the risk in our remaining Argentine portfolio, of which 88% has been restructured or is in negotiation, and we are periodically reviewing the adequacy of our allowances for credit losses which involves an in depth analysis of each borrower, its ability to repay and market conditions. As a result of this evaluation, we increased the specific reserve coverage for certain borrowers.

                          Loan Portfolio Disbursements

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

($ Millions)

3qtr02          4qtr02          1qtr03          2qtr03          3qtr03
------          ------          ------          ------          ------
 550             682             583             746             733

BLADEX has recovered its historical ability to fund all the lending business it originates and desires to book. Deposit balances are increasing, lines of credit to the Bank are being re-established on improved terms, and funding with tenors at the long end of the spectrum is available again.

Deployment of our new U.S dollar clearing service for banks, in collaboration with Bank of America, is proceeding as planned. Our clients have reacted positively to this new service and the first operating accounts have already been opened.

While BLADEX has many growth and governance initiatives under way, all are subsets of the two basic pillars of our strategy: strengthening our trade finance franchise and maximizing the value of our Argentine portfolio. Among the more significant current initiatives are product diversification through additional strategic alliances, improved country and product capital allocation methodologies, and the formulation of a cash dividend policy," Mr. Castaneda concluded.


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

BLADEX, with $2.5 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 140 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 76 Valley Road, Cos Cob, CT 06807
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com

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There will be a conference call on October 30, 2003 at 4:00 p.m. ET in the U.S.
(40:00 p.m. Panamanian time). For those interested in participating, please call 800-275-6556 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 302-709-8340. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID# 550379 to the telephone operator answering the call five minutes before the call is set to begin.
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